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                             September 22, 2021

       Ching Jaw
       Senior Vice President, Chief Financial Officer
       Cytokinetics, Incorporated
       280 East Grand Avenue
       South San Francisco, CA 94080

                                                        Re: Cytokinetics,
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 000-50633

       Dear Mr. Jaw:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 3. Research and Development Arrangements, page 92

   1. We note that you entered into a series of transactions with RTW Royalty Holdings
                                                        Designated Activity
Company and Ji Xing, which include a licensing and collaboration arrangement, the sale
of your common stock, and your interest in future royalties on net sales of products
containing the compound mavacamten. Please tell us and explain in more detail how you
determined the total consideration to be $160 million related to these arrangements and how
you allocated the consideration to each unit of accounting for these arrangements under ASC
820 and ASC 606.
 Ching Jaw
FirstName  LastNameChing
Cytokinetics, Incorporated Jaw
Comapany 22,
September  NameCytokinetics,
               2021          Incorporated
September
Page 2     22, 2021 Page 2
FirstName LastName
2. We further note that under the license and collaboration arrangement you concluded that there was one performance obligation relating to the license of functional intellectual property, you satisfied this obligation, and recognized $36.5 million in revenue during fiscal 2020. Please explain to us in more detail how you determined that there was one performance obligation under this arrangement under ASC 606 and that you satisfied the obligation to recognize this revenue up-front.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences